UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated October 11, 2017.

NORTEL INVERSORA S.A.

_______________________________________________________________

Buenos Aires, October 11, 2017

Mr. Chairman of the

National Securities Commission (Comisión Nacional de Valores)

Lic. Marcos Ayerra

Re.:	Call for Special Stockholders’ Meetings of Preferred Class B Shares and Common Shares on November 10, 2017

Dear Sir,

I hereby address you in my capacity as attorney-in-fact of Nortel Inversora S.A. to inform that the Board of Directors of the company I represent, in a meeting held on the date hereof, resolved to call registered holders of Common Shares to a Special Common Stockholders’ Meeting to be held on the first call on November 10, 2017 at 9:00 a.m. and to call registered holders of Preferred Class B Shares to a Special Preferred Class B Stockholders’ Meeting to be held on the first call on November 10, 2017 at 11:00 and on the second call on the same date at 12 noon, in order to discuss matters relevant to each class of shares, in connection with the corporate reorganization addressed in the Ordinary and Extraordinary Stockholders’ Meeting held on May 22, 2017.

We shall submit the documentation provided by article 4, Chapter II, Title II of the Regulations of the National Securities Commission (N.T. 2013) in due time.

Without further ado, I take this opportunity to greet you sincerely.

María de los Ángeles Blanco Salgado

Attorney-in-fact of

Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 11, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations